SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 06, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s Identification (CNPJ) # 43.776.517/0001 -80
Companies Registrar (NIRE) # 35300016831

EXTRACT OF THE MINUTES OF THE 649th BOARD OF DIRECTORS’ MEETING

On March 23, 2006, at 09:00am, summoned by the Board of Directors’ Chairman for an ordinary meeting, as per the provisions of Article 15 of the Company’s Bylaws, at the meeting room of the Board of Directors located at Rua Bela Cintra nº 847 – 10º andar, São Paulo, the Board members of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, appointed and undersigned herein have met....... Giving continuation to the meeting, the Board of Directors’ Chairman, Mr. Mauro Guilherme Jardim Arce, submitted for appreciation the proposal “Advance Redemption of the First Tranche Debentures of 5th Issuance”, in compliance with item 6.2 of Clause VI of the “Deed of the 5th Issuance of Unsecured Simple Debentures, Not Convertible Into Shares, in Two Tranches for Public Distribution” of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, as amended on April 29, 2002, May 13, 2002, January 26, 2004, and April 6, 2005, submitted by the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, and by the Funding and Investor Relations Superintendent, Mr. Mário Azevedo de Arruda Sampaio, which was based on the Board of Directors’ Resolution No. 110/2006, dated March 21, 2006, on the FI Internal Communication No. 006/06, dated March 21, 2006, and on displayed slides whose copies were distributed to the Board members and are filed with the meeting’s documentation. The matter was discussed and thereafter it was voted, with the unanimous approval proposed for: 1) the exercising of the right to redeem in advance the whole balance of the outstanding first tranche debentures of the 5th issuance (“Total Advance Redemption”), by means of the payment of the balance of its Unit Face Value not amortized up to the effective redemption date, plus the following items to said date: (i) Compensation calculated on a pro rata temporis basis, as from the last Compensation maturity date, and (ii) a redemption premium equal to one percent (1.00%) on the balance of the unamortized Unit Face Value of debentures, plus the Compensation due at the Redemption Date, 2) the removal of redeemed debentures in its own records, and 3) the publication of the Note to Debenture Holders informing the conditions of the Total Advance Redemption and other arrangements required for its performance.................................................................

These minutes, after approved, were signed by the Board members attending the meeting. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Alexander Bialer, Fernando Maida Dall’Acqua, Gustavo de Sá e Silva, Maria Helena Guimarães de Castro, and Martus Tavares.

São Paulo, March 23, 2006.

Mauro Guilherme Jardim Arce	Ligia Ourives da Cruz Ferreira
Chairman of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 06, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.